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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66812

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/07___ AND ENDING ___06/30/08___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

N.A. Investcorp LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 38th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mayme Tong   (212)599-4700
                                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP

(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
SEP 16 2008

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)   2A

OATH OR AFFIRMATION

I, <u>Christopher J. Acito</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>N.A. Investcorp LLC</u>, as of <u>June 30</u>, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President & Chief Executive Officer_____
Title

_____
Notary Public

MERIME DURAKOVIC
NOTARY PUBLIC, State Of New York
NO. 01DU6083018
Qualified In Queens County
Commission Expires Mar. 06, 20_11_

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Board of Directors and Member of
  N.A. Investcorp LLC

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the "Company") as of June 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of N.A. Investcorp LLC at June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

August 8, 2008

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2008

Assets
Cash and cash equivalents	$ 5,734,613
Cash held at affiliate	8,000,000
Interest receivable	19,000
Total assets	**$13,753,613**

Liabilities and Member's Equity
Liabilities:
Due to affiliate	$ 50,000
Accrued liabilities	50,000
Total liabilities	**100,000**
Member's equity	**13,653,613**
Total liabilities and member's equity	**$13,753,613**

See accompanying notes to statement of financial condition.

1.	**Organization**	N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company operates pursuant to the exemption in SEC Rule 15c3-3 (k)(2)(i).

2.	**Significant Accounting Policies**	*Cash and Cash Equivalents*

The Company maintains its cash balance at a global financial institution. At times, the amount on deposit exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

No income tax provision has been made in the accompanying statement of financial condition since the member is required to report the Company's income (loss) in its corporate income tax return.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

3. **Related Party Transactions**

Cash Held at Affiliate

As of June 30, 2008, the Company has cash deposited at Investcorp Bank B.S.C. ("BSC"), the ultimate holding company, in the amount of $8,000,000. The cash may be withdrawn on demand.

Management and Expense Sharing and Guaranty Agreement

The Company entered into a management and expense sharing and guaranty agreement (the "Agreement") with the Parent and Investcorp S.A., an affiliate, on December 20, 2004, as amended, which provides that (1) the Parent assumes and is legally obligated to pay certain operating expenses on behalf of the Company and provides certain administrative services to the Company; (2) the Company assumes and is legally obligated to pay and reflect in its statement of financial condition certain expenses as defined in the Agreement; and (3) the costs associated with the expenses paid for and services provided to the Company by the Parent are absorbed by the Parent. The Company has no obligation to any party for these costs.

At June 30, 2008, due to affiliate under this Agreement amounted to $50,000.

4.	**Regulatory Net Capital Requirements**	As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2008, the Company had regulatory net capital of $5,653,613 and a regulatory net capital requirement of $6,667. The Company's ratio of aggregate indebtedness to regulatory net capital was .02 to 1 at June 30, 2008.

 

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors and Member of
N.A. Investcorp LLC

In planning and performing our audit of the financial statements and supplemental schedules of N.A. Investcorp LLC ("Company") as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.


The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.



BDO Seidman, LLP
Accountants and Consultants

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

August 8, 2008

